Exhibit 99.1

ATTUNITY LTD. AND ITS SUBSIDIARIES

 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2015

Unaudited

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2015	2014
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,838	$18,959
Restricted cash	430	430
Trade receivables (net of allowance for doubtful accounts of $15 at June 30, 2015 and December 31, 2014)	4,601	5,991
Other accounts receivable and prepaid expenses	1,255	453

Total current assets	17,124	25,833

Severance pay fund	3,542	3,247
Property and equipment, net	1,138	980
Intangible assets, net	10,849	5,402
Goodwill	30,943	17,467
Other long-term assets	143	577

Total long-term assets	46,615	27,673

Total assets	$63,739	$53,506

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2015	2014
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$720	$322
Contingent consideration and payment obligation related to acquisitions	2,442	2,278
Deferred revenues	9,666	7,091
Employees and payroll accruals	3,496	3,023
Accrued expenses and other current liabilities	1,015	1,551

Total current liabilities	17,339	14,265

LONG-TERM LIABILITIES:

Deferred revenue	767	576
Liabilities presented at fair value	965	906
Contingent consideration related to acquisitions	1,736	2,208
Accrued severance pay	4,754	4,296
Other liabilities	977	98

Total long-term liabilities	9,199	8,084

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value per share -
Authorized: 32,500,000 shares at June 30, 2015 and December 31, 2014; Issued and outstanding: 16,225,825 shares at June 30, 2015 and 15,375,716 shares at December 31, 2014	1,857	1,772
Additional paid-in capital	142,172	133,931
Accumulated other comprehensive loss	(1,028)	(871)
Accumulated deficit	(105,800)	(103,675)

Total shareholders' equity	37,201	31,157

Total liabilities and shareholders' equity	$63,739	$53,506

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and share amounts in thousands, except per share data

	Six months ended
	June 30,
	2015	2014
	Unaudited

Software licenses	$12,360	$7,929
Maintenance and services	10,248	7,446
Total revenue	22,608	15,375
Operating expenses:
Cost of revenues	3,243	1,472
Research and development	4,893	4,837
Selling and marketing	13,285	8,861
General and administrative	2,636	1,888
Total operating expenses	24,057	17,058

Operating loss	(1,449)	(1,683)
Financial expenses, net	235	189
Loss before taxes on income	(1,684)	(1,872)
Taxes on income	441	42
Net loss	$(2,125)	$(1,914)

Basic and diluted net loss per share	(0.13)	(0.13)
Weighted average number of shares used in computing basic and diluted net loss per share	15,900	14,834

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended
	June 30,
	2015	2014
	Unaudited

Net loss	$(2,125)	$(1,914)

Other comprehensive income (loss):
Cash flow hedges:
Changes in unrealized gains	37	-
Reclassification adjustments for gains included in net income	(7)	-
Net change	30	-

Foreign currency translation adjustment	(187)	(32)

Net change in accumulated comprehensive loss	(157)	(32)

Comprehensive loss	$(2,282)	$(1,946)

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2015	2014
	Unaudited
Cash flows activities:

Net loss	$(2,125)	$(1,914)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation	193	163
Stock-based compensation	971	677
Amortization of intangible assets	1,285	591
Accretion of payment obligation	130	341
Change in liabilities presented at fair value and other long-term liabilities	40	(251)
Change in operating assets and liabilities:
Accrued severance pay, net	163	174
Trade receivables	1,390	127
Other accounts receivable and prepaid expenses	(972)	(50)
Other assets	(12)	(12)
Trade payables	355	(102)
Deferred revenues	2,225	1,486
Employees and payroll accruals	421	349
Accrued expenses and other liabilities	(339)	(145)
Tax benefit related to exercise of stock options	(60)	-
Change in deferred taxes, net	195	(165)

Net cash provided by operating activities	3,860	1,269

Cash flows from investing activities:
Purchase of property and equipment	(283)	(314)
Acquisition of company, net of cash acquired	(10,402)	-

Net cash used in investing activities	(10,685)	(314)

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	696	695
Tax benefit related to exercise of stock options	60	-
Payment of contingent consideration	(2,054)	-

Net cash provided by (used in) financing activities	(1,298)	695

Foreign currency translation adjustments on cash and cash equivalents	2	(12)

Increase (decrease) in cash and cash equivalents	(8,121)	1,638
Cash and cash equivalents at the beginning of the period	18,959	16,481

Cash and cash equivalents at the end of the period	10,838	18,119

Supplemental disclosure of cash flow activities:
Cash paid during the period for taxes	$1,028	$382

Supplemental disclosure of non-cash investing activity:
Issuance of shares related to acquisition	$6,599	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Attunity Ltd. (the "Company" or "Attunity") develops, markets, sells and supports data management software solutions that enable data usage analytics as well as access, management, sharing and distribution of data, including so-called “Big Data,” across heterogeneous enterprise platforms, organizations, and the cloud. In addition, the Company provides maintenance, consulting, and other related services for its products.

The Company has wholly-owned subsidiaries in the United States, United Kingdom, Hong-Kong and Israel. The Company's subsidiaries are engaged primarily in sales and marketing.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.
Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's condensed consolidated financial statements.

The balance sheet at December 31, 2014 has been derived from the audited consolidated financial statements of the Company at that date but does not include all of information and footnotes required by GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2014, included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on April 14, 2015. Results for the six months ended June 30, 2015 are not necessarily indicative of results that may be expected for the year ending December 31, 2015.

Unless otherwise noted, all references to "dollars" or "$" are to United States dollars.

b.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.
Impact of recently issued accounting standard not yet adopted:

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard was expected to be effective for entities like the Company in the first quarter of 2017. However, on July 9, 2015, the FASB agreed to delay the effective date of this standard to annual reporting periods beginning after December 15, 2017. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

NOTE 3:-	ACQUISITION

On March 18, 2015 ("Closing Date"), the Company completed, through the Company's wholly owned subsidiary, Attunity Inc., the acquisition of 100% of the shares of Appfluent Technology, Inc., a Delaware corporation ("Appfluent"), a U.S.-based provider of data usage analytics for Big Data environments, including data warehousing and Hadoop. The results of operations of Appfluent are included in the consolidated financial statements starting with the Closing Date. Under the related acquisition agreement, the total consideration is composed as follows:

-	$10,997 in cash paid on the closing date, of which $1,100 will be held in escrow for one year following the Closing Date.

-
726,033 ordinary shares of the Company for total fair value of $6,600, out of which 581,862 shares were issued on the Closing Date and 144,171 shares were held-back to secure indemnity claims. The held-back shares were recorded as equity at fair market value of $1,253.

-
Milestone-based contingent payments in a total of up to $31,500, payable in 2016 and 2017. The milestone-based contingent payments are based on the Company's revenues recognized from sales of Appfluent products in the period between the Closing Date and December 31, 2015 and during 2016. These milestone-based contingent payments were measured at fair value at the Closing Date and recorded as a liability on the balance sheet in the amount of $1,616.

The aforesaid milestone-based contingent payments are payable, subject to certain exceptions, in cash (60%) and ordinary shares of the Company (40%), based on the average price per share over a 30-day period prior to applicable payment date.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITION (Cont.)

In addition, the Company incurred acquisition related costs in a total amount of $561, which are included in general and administrative expenses. Acquisition related costs include legal, accounting fees and other external costs directly related to the acquisition.

The main reason for this acquisition was to expand the Company's offering with data usage analytics for Big Data environments, including data warehousing and Hadoop, to enable customers’ understanding data usage and processing workload to optimize cost and performance.

Purchase price allocation:

Under business combination accounting principles, the total purchase price was allocated to Appfluent's net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The goodwill is primarily attributable to expected synergies resulting from the acquisition.

The purchase price allocation for the acquisition has been determined as follows:

Cash and cash equivalents acquired	$595
Accounts receivables and other current assets	82
Deferred revenues	(504)
Trade payables, accrued expenses and other current liabilities	(154)
Non-current liabilities	(123)
Deferred taxes, net	(1,044)
Developed technology (1)	6,350
Customers relationships (2)	382
Goodwill	13,629

Total purchase price	$19,213

(1)
Developed technology represents a combination of Appfluent's processes and trade secrets related to the design and development of its products. This proprietary know-how can be leveraged to develop new technology and improve the Company products and is amortized over 5 years using the straight line method.

(2)	Customer relationships represent the underlying relationships and agreements with Appfluent installed customer base and are amortized over 7 years using the accelerated method.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITION (Cont.)

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, the best use of the acquired assets and estimates of future performance of Appfluent's products. In its allocation, the Company also conducted a valuation of intangible assets based on a market participant approach to valuation using an income approach and in connection therewith considered the report of an independent third party valuation firm and estimates and assumptions provided by management.

The following unaudited condensed combined pro forma information for the six months ended June 30, 2015 and 2014, gives effect to the acquisition of Appfluent as if it had occurred on January 1, 2014. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net loss includes additional amortization of intangible assets related to the acquisition of $682 and $689 in the six months ended in June 30 2015 and 2014, respectively, and related tax effects.

	Six months ended
	June 30,
	2015	2014
	Unaudited

Revenues	$24,526	$16,050
Net loss	$(903)	$(6,144)
Basic and diluted loss per share	$(0.06)	$(0.41)

NOTE 4:-	FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification ("ASC") No. 820, "Fair Value Measurements and Disclosures" defines fair value and establishes a framework for measuring fair value. According to ASC No. 820, fair value is an exit price, representing the amount that would be received for selling an asset or paid for the transfer of a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2:	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3:	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company measures the contingent payment obligations payable, if any, in connection with acquisitions ("Contingent Considerations"), foreign currency derivative contracts and other derivative instruments at fair value. Foreign currency derivative contracts are classified within Level II as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Contingent Considerations related to acquisitions and liabilities presented at fair value are classified within Level III as the valuation inputs are based on significant inputs not observable in the market. See also note 5 below.

There have been no transfers between fair value measurements levels during the six months ended June 30, 2015.

The below table sets forth the Company's assets and liabilities that were measured at fair value as of June 30, 2015 and December 31, 2014 by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As of June 30, 2015 (unaudited)
	Level 1	Level 2	Level 3	Total

Assets:
Foreign exchange contracts	$-	$87	$-	$87

Liabilities:
Contingent Consideration related to acquisitions	-	-	4,178	4,178
Liabilities presented at fair value	-	-	965	965

Total liabilities	-	-	5,143	$5,143

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Liabilities:
Contingent Consideration related to acquisitions	$-	$-	$4,486	$4,486
Foreign exchange contracts	-	196	-	196
Liabilities presented at fair value	-	-	906	906

Total liabilities	$-	$196	$5,392	$5,588

The following table set forth the change of fair value measurements that are categorized within Level 3:

Total fair value as of January 1, 2015	$5,392
Acquisition	1,616
Cash settlements	(2,054)
Changes in fair value recognized in expenses	59
Accretion of payment obligation	130

Total fair value as of June 30, 2015 (unaudited)	$5,143

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	CONTINGENT CONSIDERATION

The fair value of the Contingent Considerations was estimated based several factors of which the most significant is the Company's revenue projections. The company used a Monte Carlo Simulation of the triangular model with a discount rate of 16%. Contingent Considerations are revalued to current fair value at each reporting date. Any change in the fair value as a result of time passage is recognized in the financial expenses; any other changes in significant inputs such as the discount rate, the discount period or other factors used in the calculation, is recognized in operation expenses in the consolidated results of operations in the period the estimated fair value changes. Contingent Considerations will continue to be accounted for and measured at fair value until the contingencies are settled during fiscal years 2016 and 2017. Accretion of the Contingent Considerations is included in financial expenses, net.

NOTE 6:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill: Changes in goodwill:

	June 30,	December 31,
	2015	2014
	Unaudited	Audited

Goodwill, beginning of year	$17,467	$17,748
Revaluation (foreign currency exchange differences)	(153)	(281)
Acquisition	13,629	-

Goodwill, period end	$30,943	$17,467

b.	Net other intangible assets consisted of the following:

	June 30,	December 31,
	2015	2014
	Unaudited	Audited
Original amount:
Core technology	$13,384	$7,034
Customer relationships	1,981	1,599
Non-competition agreement	224	224
	15,589	8,857
Accumulated amortization:
Core technology	3,442	2,315
Customer relationships	1,214	1,084
Non-competition agreement	84	56
	4,740	3,455
Other intangible assets ,net:
Core technology	9,942	4,719
Customer relationships	767	515
Non-competition agreement	140	168

	$10,849	$5,402

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (cont.)

The estimated future amortization expense of other intangible assets as of June 30, 2015 for the years ending:

Year ending December 31,
2015	$1,577
2016	2,786
2017	2,414
2018	1,990
Thereafter	2,082

$10,849

NOTE 7:-	LIABILITIES PRESENTED AT FAIR VALUE

According to the loan agreement ("Agreement") with Plenus Technologies Ltd. and its affiliates, ("Plenus"), dated January 31, 2007 (as amended on March 30, 2009 and September 4, 2011), Plenus is entitled to consideration of 15% of the proceeds payable in a Fundamental Transaction (as defined in the Agreement), upon consummation of a Fundamental Transaction until December 31, 2017. During such period, Plenus may elect to receive $300 in cash in lieu of such compensation. This compensation right was accounted for in accordance with ASC No. 815-40, "Derivatives and Hedging", based on which it was considered as a derivative and presented at fair value, with liabilities presented at fair value and other long term liabilities, which is marked to market at each reporting period. As of June 30, 2015 and December 31, 2014, the liability amounted to $965 and $906, respectively. The fair value of this derivative was conducted by management, and in connection therewith considered the report performed by an independent third-party valuation firm, using the Binomial Model for options valuation based on assumptions provided by management.

NOTE 8:-	DERIVATIVES AND HEDGING ACTIVITIES

The Company follows FASB ASC No. 815," Derivatives and Hedging" which requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Due to the Company's global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business. The Company used derivative financial instruments, specifically foreign currency forward and option contracts (“Hedging Contracts“), to manage exposure to foreign currency risks, by hedging a portion of the Company's forecasted expenses denominated in New Israeli Shekels expected to occur within a year. The effect of exchange rate changes on foreign currency Hedging Contracts is expected to partially offset the effect of exchange rate changes on the underlying hedged item.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	DERIVATIVES AND HEDGING ACTIVITIES (cont.)

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in "financial expenses, net". As of June 30, 2015 and December 31, 2014, the notional principal amount of the Hedging Contracts to sell U.S. dollars held by the Company was $3,988 and $6,574, respectively.

The fair value of the Company's outstanding derivative designated as cash flow hedging instruments was $30 and $0, as of June 30, 3015 and December 31, 2014, respectively, which is included within ”Other accounts receivable and prepaid expenses” in the balance sheet.

As of June 30, 3015, the fair value of the Company’s outstanding Hedging Contracts that were not designated as hedging instruments was recorded as asset of $57, included in the balance sheet within "Other accounts receivable and prepaid expenses".

As of December 31, 2014, the fair value of the Company’s outstanding Hedging Contracts that were not designated as hedging instruments, was recorded as a liability of $196, included in the balance sheet within "Accrued expenses and other current liabilities".

NOTE 9:-          SHAREHOLDERS' EQUITY

1.	During the six months ended June 30, 2015, 19,701 warrants were exercised into 19,701 of the Company's ordinary shares for a total amount of $10.

2.	The fair value for options granted in the periods presented is estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Six months ended June 30,
	2015	2014
	Unaudited

Risk free interest	1.20%	1.16%
Dividend yields	0%	0%
Volatility	54%	63%
Expected life (in years)	4	4

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

3.	The following is a summary of the Company's stock options activity for the six months ended June 30, 2015:

	Number of options (in thousands)	Weighted Average exercise price (per share)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (1)
	Unaudited

Outstanding at December 31, 2014	1,889	$6.53	3.97	$8,148
Granted	269	12.9
Exercised	(268)	(2.55)
Forfeited	(29)	(9.1)

Outstanding at June 30, 2015	1,861	$7.99	4.09	$9,592

Exercisable at June 30, 2015	862	$5.17	2.79	$6,823

Vested and expected to vest at June 30, 2015	1,772	$7.86	4.03	$9,359

(1)
Calculation of aggregate intrinsic value for options outstanding and exercisable as of June 30, 2015 is based on the share price of the Company's ordinary shares as of June 30, 2015 which was $13.07 per share.

4.	The weighted average fair value of options granted during the six months ended June 30, 2015 was $5.54.

5.	The following table shows the total stock-based compensation expense included in the interim consolidated statements of operations:

	Six months ended June 30,
	2015	2014
	Unaudited

Research and development	$221	$191
Selling and marketing	446	298
General and administrative	304	188

Total stock-based compensation expense	$971	$677

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-        FINANCIAL EXPENSES, NET

	Six months ended June 30,
	2015	2014
	Unaudited
Financial income:
Revaluation of liabilities presented at fair value	$-	$(253)
Hedging	(82)	(1)
Exchange rate differences and other	(42)	(33)

	(124)	(287)
Financial expenses:
Revaluation of liabilities presented at fair value	59	-
Exchange rate differences and other	170	135
Accretion of contingent consideration	130	341

	359	476

	$235	$189

NOTE 11:-        SUBSEQUENT EVENTS

In July 2015, the Company secured a short-term line of credit in the amount of $5,000 from an Israeli bank. To secure the credit line, the Company granted the bank a first priority floating charge on all of its assets (the agreements relating to such charges, being referred to as the “Security Agreements”). The Security Agreements contain various restrictive covenants, including limitations on the Company's ability to pledge additional assets, enter into affiliated party transactions, pay dividends or repurchase its shares, and subject to specified exceptions, a negative pledge on the assets of some of its subsidiaries.